SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                               AmericasBank Corp.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                No CUSIP Number
                                 (CUSIP Number)


                       Frank C. Bonaventure, Jr., Esquire
                          Ober, Kaler, Grimes & Shriver
                             120 E. Baltimore Street
                    Baltimore, Maryland 21202, (410) 347-7305
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 18, 1998
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. ss. 240.13d-1(e), 240.13d-1(f) or 240.13d- 1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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--------------------------------
CUSIP No.  No CUSIP Number
--------------------------------

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1       NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


        J. Clarence Jameson, III

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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                        (b) [ ]

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3       SEC USE ONLY

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4       SOURCE OF FUNDS*

        PF
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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                  [ ]

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6       CITIZENSHIP OR PLACE OF ORGANIZATION

        USA
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                            7      SOLE VOTING POWER
                                   16,050
        NUMBER OF
          SHARES            ----------------------------------------------------
       BENEFICIALLY         8      SHARED VOTING POWER
         OWNED BY                  17,400
           EACH
        REPORTING           ----------------------------------------------------
          PERSON            9      SOLE DISPOSITIVE POWER
           WITH                    16,050

                            ----------------------------------------------------
                            10     SHARED DISPOSITIVE POWER
                                   17,400

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11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        33,450**

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12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            [X]
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13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        11.15%

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14      TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


        **Does not include 4,850 shares owned by Reporting Person's wife, as to which the Reporting Person disclaims beneficial ownership.


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         This Amendment No. 1 to Schedule 13D (this "Amendment") amends and supplements the Schedule 13D filed by J. Clarence Jameson, III, by furnishing the information set forth below. Unless set forth below, all previous Items are unchanged.

Item 1.  Security and Issuer.

         Item 1 is hereby amended in its entirety as follows:

         This statement relates to shares of common stock, par value $.01 per share (the "Shares"), of AmericasBank Corp. (the "Issuer"), 3621 East Lombard Street, Baltimore, Maryland 21224.

Item 2.  Identity and Background.

         Item 2(c) is hereby amended in its entirety as follows:

         (c) The Reporting Person is Chairman of the Board and President of the Issuer; is the Chairman of the Board and Vice President of the Issuer's wholly owned subsidiary, AmericasBank, a federal stock savings bank; and is the President of the Issuer's wholly owned subsidiary, AmericasBank Holdings Corporation, a Maryland corporation. The Reporting Person also is President and a principal of Jameson & Associates, P.A., a public accounting firm, located at 515 East Joppa Road, Towson, Maryland 21286.

Item 3.  Source and Amount of Funds or Other Consideration.

         Item 3 is hereby amended and restated as follows:

         On October 1, 1997, in connection with the Issuer's initial public offering of common stock, the Reporting Person acquired 10,000 Shares through his individual retirement account, 50 Shares in his own name and 10,000 Shares held with his wife as tenants by the entireties. The foregoing purchases were made for an aggregate purchase price of $200,500. All of the foregoing purchases were made in cash with personal funds.

         On November 30, 1997, in connection with the Issuer's initial public offering, the Reporting Person's wife, Mary S. Jameson, acquired 2,250 Shares in her own name for an aggregate purchase price of $22,500. The purchase was made in cash with personal funds. The Reporting Person disclaims beneficial ownership as to the Shares owned by his wife.

         On July 2, 1998, the Reporting Person purchased from Black Star Masonry Products, Inc. ("Black Star"), 6,000 Shares for $60,000 through his individual retirement account. The purchase was made in cash with personal funds.

         On August 27, 1998, the Reporting Person, with his wife as tenants by the entireties, purchased 7,400 Shares from Black Star for $74,000. The purchase was made in cash with personal funds.

         On August 27, 1998, the Reporting Person's wife purchased 2,600 Shares from Black Star for $26,000 through her individual retirement account. The purchase was made in cash with personal funds. The Reporting Person disclaims beneficial ownership as to the Shares owned by his wife.


                                       4

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         In addition, on August 27, 1998, the Reporting Person paid Black Star an additional $32,000 in cash with personal funds in connection with the purchase of Shares from Black Star.

Item 4.  Purpose of Transaction.

         Item 4(a) and 4(d) are hereby amended in their entirety to the extent described in Item 6 of this statement.

Item 5.  Interest in Securities of the Issuer.

         Item 5(a) and 5(c) are hereby amended in their entirety, and Item 5(b) is hereby amended and restated, as follows:

         (a) The Reporting Person is the beneficial owner of 33,450 Shares, representing 11.15% of the class of securities covered by this statement. In addition, the Reporting Person's wife, Mary S. Jameson, is the beneficial owner of 4,850 Shares, representing 1.62% of the class of securities covered by this statement. The Reporting Person disclaims beneficial ownership as to the Shares owned by his wife.

         (b) Of the 33,450 Shares beneficially owned by the Reporting Person, the Reporting Person has: (1) sole voting and dispositive power with respect to the 16,000 Shares he beneficially owns through his individual retirement account and the 50 Shares he beneficially owns in his own name; and (2) shared voting and dispositive power with his wife, Mary S. Jameson, with respect to the 17,400 shares owned by them as tenants by the entireties.

          Mary S. Jameson resides at 709 Chapel Ridge Road, Timonium, Maryland 21093, and her principal occupation is as a homemaker. During the last five years, Mary S. Jameson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has she been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mary S. Jameson is a citizen of the United States of America.

         (c) Pursuant to a Stock Purchase Agreement dated June 18, 1998, as amended by a First Amendment to Stock Purchase Agreement dated July 30, 1998, by and between the Reporting Person and Black Star (collectively, the "Stock Purchase Agreement"), the Reporting Person and his wife purchased an aggregate of 16,000 Shares from Black Star (the "Black Star Shares"). On July 2, 1998, the Reporting Person purchased 6,000 of the Black Star Shares for $60,000 through his individual retirement account. On August 27, the Reporting Person purchased 7,400 of the Black Star Shares with his wife as tenants by the entireties for $74,000, and the Reporting Person's wife purchased 2,600 of the Black Star Shares through her individual retirement account for $26,000. In addition, on August 27, 1998, the Reporting Person paid Black Star an additional $32,000 in cash with personal funds in connection with the purchase of the Black Star Shares. The additional $32,000 will be allocated among the Shares purchased by the Reporting Person through his individual retirement account and with his wife as tenants by the entireties. Accordingly, the per Share price for the Shares purchased by the Reporting Person through his individual retirement account and with his wife as tenants by the entireties was $12.39, and the per Share price for the Shares purchased by the Reporting Person's wife was $10.00.


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Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect
         to Securities of the Issuer.

         Item 6 is hereby amended in its entirety as follows:

         As indicated in Item 5(c), pursuant to the Stock Purchase Agreement, the Reporting Person purchased 6,000 Shares on July 2, 1998 and 7,400 Shares on August 27, 1998, and the Reporting Person's wife purchased 2,600 Shares on August 27, 1998. The Stock Purchase Agreement provided that the second purchase would not be made until after the Reporting Person received approval for the purchase from the Office of Thrift Supervision. That approval was obtained on July 29, 1998.

         The Stock Purchase Agreement also provided that on the date of filing by the Issuer of a registration statement with the Securities and Exchange Commission (the "Commission") in connection with a second public offering of the Shares (the "Second Offering"), Black Star would be paid, as additional consideration for the 16,000 Shares being purchased, the amount determined by multiplying 16,000 by the difference between the offering price of the Shares in the Second Offering and $10.00 (the "Additional Consideration").

         The Issuer filed a registration statement with the Commission on August 13, 1998 in connection with the Second Offering. The offering price of the Shares in the Second Offering was set at $12.00 per Share. Accordingly, on August 27, 1998, Black Star was paid $32,000 as Additional Consideration.

         Black Star is directly or indirectly owned and/or controlled by Michael
W. Mekalian and George E. Rayme, Jr. Mr. Mekalian and Mr. Rayme were, prior to August 27, 1998, directors of the Issuer. Contemporaneous with the payments made by the Reporting Person on August 27, 1998, Messrs. Mekalian and Rayme resigned as directors of the Issuer.

Item 7.  Material to be Filed as Exhibits.

         Item 7 is hereby amended in its entirety as follows:

         The following exhibits are filed herewith or incorporated by reference:

         1. Stock Purchase Agreement dated June 18, 1998 by and between Black Star Masonry Products, Inc. and J. Clarence Jameson, III.

         2. First Amendment to Stock Purchase Agreement dated July 30, 1998 by and among Black Star Masonry Products, Inc. and J. Clarence Jameson, III.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 31, 1998

                                                /s/ J. Clarence Jameson, III
                                               ______________________________
                                                    J. Clarence Jameson, III


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